Exhibit 99.7

Press Release

Total sells its polystyrene business in China to INEOS Styrolution

Paris, August 31, 2018 - Total has accepted an offer from INEOS Styrolution, the leading global styrenics supplier, to acquire its polystyrene business in China. It includes in particular two facilities with a production capacity of 200,000 tons per year each, located in Ningbo, Zhejiang Province, and in Foshan, Guangdong Province.

In a highly competitive polystyrene market, Total considered it did not have the required critical mass in China, unlike its positions in Europe and the United States.

“The sale is in line with our active portfolio management strategy” commented Bernard Pinatel, President, Refining & Chemicals at Total. “Our polystyrene business will be now focused on Europe and North America, two markets where we are the No. 2.”

INEOS Styrolution has made clear commitments to maintain the business and jobs and meet commitments to customers.

The transaction is subject to the approval of the relevant regulatory authorities.

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About Ningbo plant

The Ningbo plant produces 200,000 tons of polystyrene a year and has 54 employees. It also includes a unit that manufactures polypropylene compounds for automotive parts. After the closing of the transaction, the polypropylene compounds production will be exclusively dedicated to Total.

About Foshan plant

The Foshan plant produces 200,000 tons of polystyrene a year and has 86 employees.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.